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                                              Filed by The J. M. Smucker Company
                                                   Commission File No. 001-05111
                                                                       333-68416
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  Subject Company:  The Procter & Gamble Company
                                                   Commission File No. 001-00434

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


The following pages are excerpts from a presentation made by representatives of The J. M. Smucker Company to investors.
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[SMUCKER'S LOGO]                                                     [JIF LOGO]

                              THE "NEW" SMUCKER
                             CATEGORY LEADERSHIP

[BAR CHART]

                                   % Dollar
                              Share of Category

                FRUIT SPREADS   PEANUT BUTTER   COOKING OILS     SHORTENING
                $745 million    $860 million    $1.3 billion    $200 million

SMUCKER'S         40.0%              33.0%           25.0%          73.0%
NEXT COMPANY      20.0%              21.0%           18.0%           9.0%

                                                                   OCTOBER 2001
[CRISCO LOGO]                                                  [SMUCKER'S LOGO]



                                      13

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[SMUCKER'S LOGO]                                                      [JIF LOGO]

                       PROJECTED FINANCIAL PERFORMANCE


                   PROJECTED       PROJECTED       PROJECTED
                   FYE 4/30         FYE 6/30        FYE 4/30
($ in Millions)      2002             2002            2003*
---------------    ---------       ---------       ---------
Revenues              $675           $645            $1,320
EBITDA                $ 92           $120            $  212
Margin                 14%            19%               16%

* Represents first full year of integration, excluding any one-time transition costs


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

                                      17
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[SMUCKER'S LOGO]                                                      [JIF LOGO]

                                KEY MILESTONES

1897    Jerome Monroe Smucker makes and sells his first crock of apple butter

1921    The J. M. Smucker Company is incorporated

1923    The J. M. Smucker Company starts crafting preserves & jellies

1942    National distribution of Smucker's products begins

1948    Smucker introduces a new line of Spoonable Ice Cream Toppings

1959    The J. M. Smucker Company goes public

1962    The slogan is coined "With a name like Smucker's, it has to be good(R)"

1965    Smucker lists on the New York Stock Exchange under the symbol "SJM"

1979    Smucker gains market leadership in the jam & jelly category

1988    International expansion begins in Canada

2001 The J. M. Smucker Company announces it will merge the Jif & Crisco brands


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

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This document contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. These include statements regarding estimates of future earnings and cash flows and expectations as to the closing of the transaction. Other uncertainties include, but are not limited to, general economic conditions within the U.S., strength of commodity markets from which raw materials are procured and the related impact on costs, ability to obtain regulatory and shareholders' approval, including without limitation a private letter ruling from the Internal Revenue Service, integration of the acquired businesses in a timely and cost effective manner, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including Forms 10-Q and 10-K.

The J. M. Smucker Company will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Commission. Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the Commission because they will contain important information on the proposed transaction. You will be able to obtain the documents filed with the Commission free of charge at the website maintained by the Commission at www.sec.gov. In addition, you may obtain documents filed with the Commission by The J. M. Smucker Company free of charge by requesting them in writing from The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667, Attention: Investor Relations, or by telephone at 330-682-3000.

The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company's shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in The J. M. Smucker Company's proxy statement dated July 10, 2001, which is filed with the Commission. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement/prospectus when it becomes available.